Exhibit 99.1

THIRD PARTY REPORT ON RESERVES

By McDaniel & Associates Consultants Ltd. ("McDaniel") - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K with respect to Gran Tierra Energy Inc’s (“Gran Tierra”) oil and gas reserves as of December 31, 2025, and to provide the qualifications of the technical person primarily responsible for overseeing the reserve estimation process.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.We have prepared an independent estimate of the oil and gas reserves of Gran Tierra for the management and the board of directors of Gran Tierra. The primary purpose of our evaluation report was to provide estimates of reserves information in support of Gran Tierra’s year-end reserves reporting requirements under U.S. Securities Regulation S-K and for other internal business and financial needs of Gran Tierra.

ii.We estimated the reserves of Gran Tierra as at December 31, 2025. The completion date of our report is January 26, 2026.

iii.McDaniel evaluated 100% of the reserves of Gran Tierra.

The following table sets forth the net after royalty reserves of Gran Tierra:

Category	Crude Oil Mbbl	Natural Gas MMcf	Natural Gas Liquids Mboe	Oil Equivalent Mboe (1)	Portion of Reserves Evaluated, %
Proved
Developed
Colombia	30,712	—	—	30,712	100
Ecuador	4,082	—	—	4,082	100
Canada	5,680	80,777	9,421	28,564	100
Undeveloped
Colombia	20,321	—	—	20,321	100
Ecuador	13,954	—	—	13,954	100
Canada	4,549	38,243	3,061	13,984	100
Total Proved	79,298	119,020	12,482	111,617	100

Probable
Developed
Colombia	8,577	—	—	8,577	100
Ecuador	1,385	—	—	1,385	100
Canada	1,730	27,547	3,064	9,385	100
Undeveloped
Colombia	18,120	—	—	18,120	100
Ecuador	17,220	—	—	17,220	100
Canada	6,901	121,682	12,137	39,319	100
Total Probable	53,933	149,229	15,201	94,006	100

Possible
Developed
Colombia	7,195	—	—	7,195	100
Ecuador	1,304	—	—	1,304	100
Canada	2,093	29,207	3,305	10,266	100
Undeveloped
Colombia	11,370	—	—	11,370	100
Ecuador	13,330	—	—	13,330	100
Canada	2,761	39,664	3,469	12,841	100
Total Possible	38,053	68,871	6,774	56,306	100

iv.As noted in item iii., our evaluation covered 100% of the reserves of Gran Tierra. The assumptions, methods, and procedures followed in the evaluation reflect the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") modified as necessary to conform to the standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the U.S. Securities and Exchange Commission Regulations (“SEC requirements”).

Data used in our evaluation of Gran Tierra's reserves was obtained from regulatory agencies, public sources, and Gran Tierra personnel and Gran Tierra files. In the preparation of our report, we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by Gran Tierra such as interests and burdens on properties, recent production volumes, product transportation, and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts and capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question; we did not rely on such information until such concerns were resolved to our satisfaction.

Gran Tierra warranted in a representation letter to us that, to the best of its knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated properties was not performed, nor was it considered necessary for our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.As required under SEC Regulation S-X, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. The primary economic assumptions relate to pricing, capital and operating costs, recoverable volumes and production forecasts.

As specified, in determining economic production, constant product benchmark prices are to be based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report unless prices are defined by contractual or other regulatory arrangements. The relevant benchmark prices for Gran Tierra's reserves are Brent Blend Crude Oil FOB North Sea at $69.38/bbl, Edmonton Light Crude at $63.21/bbl (C$86.73/bbl), Alberta AECO spot price at $1.42/MMBtu (C$1.95/MMBtu), Edmonton Propane at $24.05/bbl (C$32.99/bbl), Edmonton Butane at $27.64/bbl (C$37.92/bbl) and Edmonton Condensate at $65.38/bbl (C$89.70/bbl).

The product prices that were used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report estimated from received price information provided by Gran Tierra.

The average realized prices for Gran Tierra's reserves in the report are:

Oil ($/boe) - Colombia	$57.32
Oil ($/boe) - Ecuador	$63.05
Oil ($/boe) - Canada	$56.77
Natural Gas ($/Mcf) - Canada	$1.27
Condensate ($/boe) - Canada	$62.74
NGLs ($/boe) - Canada	$21.01

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections. Capital costs used in this report were provided by Gran Tierra and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs were assigned to the abandonment of wells assigned reserves, including future wells.

Reserves were assigned by volumetric, material balance, decline analysis or analogy where considered appropriate. In many cases, where sufficient data were available, a combination of the methods were applied.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or analogous locations. For reserves not yet on production, forecast sales were estimated to commence at an anticipated date furnished by Gran Tierra. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

vi. Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that Gran Tierra currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact Gran Tierra's ability to recover the estimated reserves.

vii. Oil and gas reserves estimates have an inherent degree of associated uncertainty the extent of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate data, assumptions, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K. All methods and procedures we considered necessary under the circumstances to prepare the report were used.

ix.A summary of Gran Tierra's reserves evaluated by us is provided in item iii.

McDaniel is a private firm established in 1955 whose business is the provision of independent geological and engineering services to the petroleum industry. McDaniel is among the largest evaluation firms in North America with over 60 professional and technical support personnel. Mr. Boulton coordinated the evaluation and is a qualified, independent reserves evaluator as defined in COGE Handbook, and a registered Practicing Professional Engineer in the Province of Alberta. Mr. Boulton has over 10 years of experience in the evaluation of oil and gas reserves and resources and has been employed at McDaniel as an evaluator/auditor since 2006.

McDaniel & Associates Consultants Ltd.
2000, Eighth Avenue Place, East Tower,
525 – 8 Avenue SW,
Calgary, Alberta, Canada T2P 1G1
Dated: March 4, 2026

/s/ Cam Boulton
Cam Boulton
Executive Vice President & Chief Financial Officer